Exhibit 12

American General Finance, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Earnings: (Loss) income before provision for income taxes	$ (909,190)	$ (950,693)	$ 142,043	$ 638,621	$ 820,317
Interest expense	1,091,163	1,254,094	1,257,188	1,175,210	884,971
Implicit interest in rents	19,738	27,093	21,833	20,631	19,314
Total earnings	$ 201,711	$ 330,494	$1,421,064	$1,834,462	$1,724,602
Fixed charges: Interest expense	$1,091,163	$1,254,094	$1,257,188	$1,175,210	$ 884,971
Implicit interest in rents	19,738	27,093	21,833	20,631	19,314
Total fixed charges	$1,110,901	$1,281,187	$1,279,021	$1,195,841	$ 904,285
Ratio of earnings to fixed charges*	0.18	0.26	1.11	1.53	1.91

*

Earnings were inadequate to cover total fixed charges by $909.2 million in 2009 and $950.7 million in 2008.

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